

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

> **Re: Arrive AI Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 24, 2025**
> **File No. 333-284042**

Dear Daniel S. O'Toole:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed March 24, 2025
General

1.   We note your statement that you amended the exclusive patent license agreement in March 2025. Please file the amended agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Lucosky